Robert S. McLean Executive Vice President, Chief Administrative Officer, General Counsel and Secretary robert.mclean@enproindustries.com

April 15, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Effie Simpson and Ms. Jean Yu

Re:	EnPro Industries, Inc.
Form 10-K for the year ended December 31, 2020
Filed March 1, 2021
File No. 001-31225

Dear Ms. Simpson and Ms. Yu:

This letter responds to the comments on the Form 10-K for the fiscal year ended December 31, 2020 of EnPro Industries, Inc. (the “Company”) provided by the staff (“Staff”) of the Securities and Exchange Commission in your letter to the Company dated April 8, 2021.  We have repeated your comments below in italics and have included our responses as requested in your letter.

Form 10-K for the fiscal year ended December 31, 2020

Management's Discussion and Analysis
Results of Operations, page 30

1.
We note your presentation of Total Adjusted Segment EBITDA and Total Segment Profit in the table on page 28 and 30, respectively. Please be advised that the presentation of total segment profit or loss measure in any context other than ASC 280 required reconciliation in the footnote would be considered a presentation of a non-GAAP financial measure. In this regard, please comply with the disclosure requirements outlined in Item 10(e)(1)(i) of Regulation S-K with respect to Total Adjusted Segment EBITDA and Total Segment Profit. Further, your presentation of Total Adjusted Segment EBITDA in the table on page 30, including the reconciliation of Adjusted Segment EBITDA to income from continuing operation before income taxes, should be revised to present the most directly comparable GAAP measure with equal or greater prominence. Refer to Questions 102.10 and 104.04 of the SEC's Division of Corporation Finance C&DIs on Non-GAAP Financial Measures.

5605 Carnegie Boulevard
Charlotte NC 28209-4674
Phone 704 731 1519
Fax 704 731 1511
www.enproindustries.com

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
April 15, 2021

Company response

The Company acknowledges the guidance set forth in Question 104.04 of the SEC's Division of Corporation Finance C&DIs on Non-GAAP Financial Measures.  In that regard, in future filings, the Company will clarify that Total Adjusted Segment EBITDA is a non-GAAP measure when that amount is presented otherwise than in the context of the segment footnote to the financial statements in accordance with Accounting Standards Codification 280 and will include the disclosures responsive to the requirements of Item 10(e)(1)(i) of Regulation S-K with respect to that measure.  While the first full paragraph under the heading “Reconciliations of Non-GAAP Financial Measures to the Comparable GAAP Measures” beginning on page 46 was intended to be responsive to the requirements of Item 10(e)(1)(i)(C) and (D) with respect to all non-GAAP measures presented in the reconciliations included in that section, including Total Adjusted Segment EBITDA, Segment Profit, Total Segment Profit, EBITDA and Adjusted EBITDA, in future filings the Company will more clearly present that disclosure responsive to the requirements of Item 10(e)(1)(i)(C) and (D) is applicable to all such non-GAAP measures being presented.  In future filings, to the extent that Total Adjusted Segment EBITDA is presented, a reconciliation to the most comparable GAAP measure will be presented and the most comparable GAAP measure will be presented with equal or greater prominence.  As an example, Supplement 1 to this letter includes the intended presentation and reconciliation of Total Adjusted Segment EBITDA to the most comparable GAAP measure for each of the fiscal years in the three-year period ended December 31, 2020.  Additionally, the Company undertakes to include in future filings a narrative discussion of results by reference to the most comparable GAAP measure that would precede a narrative discussion of results with respect to Total Adjusted Segment EBITDA.

Reconciliation of Non-GAAP Financial Measures to the Comparable GAAP Measures
Reconciliation of Segment Profit to Adjusted Segment EBITDA, page 49

2.
Please explain why you have provided a reconciliation of Segment Profit to Adjusted Segment EBITDA. Both Segment Profit and Adjusted Segment EBITDA appear to be Non-GAAP financial measures. Please revise accordingly.

Company response

In connection with the Company’s decision in the fourth quarter of 2020 to realign its reporting segments, it determined that the primary metric used by management to allocate resources and assess segment performance had shifted from Segment Profit to Adjusted Segment EBITDA.  The Company included the reconciliations of Segment Profit to Adjusted Segment EBITDA beginning on page 49 as a convenience to investors in light of the transition of the primary metric from Segment Profit, which had been included in prior Form 10-K and Form 10-Q filings, to Adjusted Segment EBITDA and to highlight for investors the quantitative differences in these measures for the periods presented.  Based on clarification from the Staff, the Company understands the second sentence of the Staff’s comment to address the reconciliation of Total Segment Profit to Total Adjusted Segment EBITDA. While the Form 10-K included on page 50 a reference, and hyperlink, to the reconciliation of Total Adjusted Segment EBITDA to income from continuing operations before income taxes, the Company undertakes that in future filings, if it presents Total Segment Profit, it will include a reconciliation to the most comparable GAAP measure.  As the presentation of Segment Profit in the Form 10-K was intended as a transitional convenience to investors, the Company does not presently anticipate including Segment Profit or Total Segment Profit in its future filings.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
April 15, 2021

Reconciliation of Net Income Attributable to EnPro Industries, Inc. to Adjusted EBITDA, page 50

3.
We note in your reconciliation of Net Income Attributable to EnPro Industries, Inc. to Adjusted EBITDA, you arrive at a subtotal labeled EBITDA. The adjustments used to arrive at EBITDA include items other than interest, taxes and depreciation and amortization. Measures that are calculated differently should not be characterized as EBITDA and should be distinguished. Additionally, we were unable to find the required disclosures in accordance with Item 10(e)(1)(i)(c)-(d) of Regulation S-K relating this non-GAAP measure. Please revise accordingly.

Company response

The Company undertakes in future filings to not present an item characterized as “EBITDA” that includes adjustments to results of continuing operations other than interest, income taxes and depreciation and amortization and, in the event that in future filings the Company presents a measure similar to the item that was so characterized in the Form 10‑K, it undertakes to use a descriptive term to distinguish the measure from “EBITDA,” for example, “EBITDA from continuing operations.”  The Company presently intends in future filings to not include such a measure in the reconciliation of Adjusted EBITDA, either as a labeled line item or an unlabeled subtotal, or to otherwise present such a measure.  As an example, Supplement 2 to this letter presents the reconciliation of Income (Loss) from Continuing Operations Attributable to EnPro Industries, Inc. to Adjusted EBITDA consistent with the Company’s intention.  As noted in the Company’s response to Comment 1, the first full paragraph under the heading “Reconciliations of Non-GAAP Financial Measures to the Comparable GAAP Measures” beginning on page 46 was intended to be responsive to the requirements of Item 10(e)(1)(i)(C) and (D) with respect to all non-GAAP measures presented in the reconciliations included in that section, including the measure characterized as “EBITDA” and Adjusted EBITDA.  In the event that the Company includes this non-GAAP measure in future filings, it will include disclosure responsive to the requirements of Item 10(e)(1)(i)(C) and (D) and more clearly indicate that such disclosure is applicable to such non-GAAP measure.

Notes to the Consolidated Financial Statements
10. Business Segment Information, page 104

4.
We note from your disclosures provided elsewhere in the filing that in connection with realigning your reportable segments you determined the primary metric used by management to allocate resources and assess segment performance had shifted from segment profit to adjusted segment EBITDA. Please tell us if segment profit is provided to your chief operating decision maker (“CODM”) and if it continues to be used by your CODM as a measure of segment profit or loss in assessing segment performance and deciding how to allocate resources. In this regard, we note from your segment footnote you have included disclosures surrounding segment profit and it is also presented in the reconciliation of adjusted segment EBITDA to income (loss) from continuing operations before income taxes. In addition, we note on page 49 that segment profit has been provided on a segment basis. If segment profit continues to be used by your CODM as a measure of segment profit or loss, please tell us your consideration of ASC 280-10-50-28. If not, please explain the presentation of this measure in the segment footnote or remove it as the measure would be considered non-GAAP. Refer to Item 10(e)(1)(ii)(C) of Regulation S-K.

Company response

Commencing in the fourth quarter of 2020, Segment Profit has not been included in the primary report provided to the Company’s CODM and, although the CODM can obtain information with respect to Segment Profit, the CODM has not reviewed or used Segment Profit as a measure of segment profit or loss in assessing segment performance and deciding how to allocate resources. As noted in response to Comment 2, Segment Profit was included in the reconciliation tables beginning on page 49 as a transitional convenience to investors in light of the Company’s determination that the primary metric used by management to allocate resources and assess segment performance had shifted from Segment Profit to Adjusted Segment EBITDA.  The Company undertakes that in its future filings it will not include a presentation of Segment Profit in the footnotes to its financial statements.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
April 15, 2021

If you or any other member of the Staff has any further questions or comments concerning the Company’s responses, please contact me at (704) 731-1519.

Sincerely,

/s/ Robert S. McLean

Robert S. McLean
Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

cc:	J. Milton Childress, II
EnPro Industries, Inc.

Supplement 1

Results of Operations

	Years Ended December 31,
	2020	2019	2018
	(in millions)
Sales
Sealing Technologies	$636.7	$762.4	$813.1
Advanced Surface Technologies	171.2	120.2	114.0
Engineered Materials	275.0	331.3	355.0
	1,082.9	1,213.9	1,282.1
Intersegment sales	(8.9)	(8.2)	(8.0)
Total sales	$1,074.0	$1,205.7	$1,274.1

Income (loss) from continuing operations attributable to EnPro Industries, Inc.	$(23.7)	$7.8	$(4.7)

Adjusted Segment EBITDA
Sealing Technologies	$131.0	$131.4	$137.4
Advanced Surface Technologies	47.1	23.5	17.6
Engineered Materials	32.5	53.7	60.4
Total Adjusted Segment EBITDA	$210.6	$208.6	$215.4

Reconciliations of Adjusted Segment EBITDA to Income (Loss) from Continuing Operations Attributable to EnPro Industries, Inc.
Adjusted Segment EBITDA	$210.6	$208.6	$215.4
Acquisition and divestiture expenses	(9.6)	(8.4)	(1.9)
Non-controlling interest compensation allocation	(2.9)	(0.5)	-
Amortization of the fair value adjustment to acquisition date inventory	(3.0)	-	-
Restructuring and impairment costs	(30.6)	(8.7)	(22.1)
Depreciation and amortization expense	(70.7)	(67.9)	(66.1)
Corporate expenses	(37.9)	(36.4)	(34.9)
Interest expense, net	(14.9)	(18.2)	(27.3)
Other expense, net	(67.8)	(64.2)	(48.0)
Income (loss) from continuing operations before income taxes	(26.8)	4.3	15.1
Income tax benefit (expense)	3.5	3.5	(19.8)
Income (loss) from continuing operations	(23.3)	7.8	(4.7)
Less: income attributable to redeemable non-controlling interest, net of taxes	0.4	-	-
Income (loss) from continuing operations attributable to EnPro Industries, Inc.	$(23.7)	$7.8	$(4.7)

We measure operating performance based on segment earnings before interest, income taxes, depreciation, amortization, and other selected items ("Adjusted Segment EBITDA" or "Segment AEBITDA"), which is segment revenue reduced by operating and other expenses identifiable with the segment, excluding acquisition and divestiture expenses, restructuring costs, impairment charges, non-controlling interest compensation, and depreciation and amortization. Adjusted Segment EBITDA is not defined under GAAP and may not be comparable to similarly-titled measures used by other companies.

Corporate expenses include general corporate administrative costs. Expenses not directly attributable to the segments, including corporate expenses, net interest expense, asbestos-related expenses, asset impairments, gains/losses related to the sale of assets, and income taxes are not included in the computation of Adjusted Segment EBITDA. The accounting policies of the reportable segments are the same as those for EnPro.

Non-controlling interest compensation allocation represents compensation expense associated with a portion of the rollover equity from the acquisitions of LeanTeq and Alluxa being subject to reduction for certain types of employment terminations of the sellers. This expense is recorded in selling, general, and administrative expenses on our Consolidated Statements of Operations and is directly related to the terms of the acquisitions. This expense will continue to be recognized as compensation expense over the term of the put and call options associated with each of these acquisitions unless certain employment terminations have occurred.

Supplement 2

Reconciliation of Income (Loss) from Continuing Operations Attributable to EnPro Industries, Inc. to Adjusted EBITDA

	Years Ended December 31,
	2020	2019	2018
Income (loss) from continuing operations attributable to EnPro Industries, Inc.	$(23.7)	$7.8	$(4.7)
Income attributable to redeemable non-controlling interest, net of taxes	0.4	-	-
Income (loss) from continuing operations	(23.3)	7.8	(4.7)

Adjustments to arrive at earnings from continuing operations before interest, income taxes, depreciation, amortization, and other selected items (" Adjusted EBITDA"):
Interest expense, net	14.9	18.2	27.3
Income tax expense (benefit)	(3.5)	(3.5)	19.8
Depreciation and amortization	70.8	67.9	66.1
Restructuring and impairment expense	30.6	27.2	22.1
Environmental reserve adjustments	36.2	12.7	11.0
Costs associated with previously disposed businesses	2.0	1.8	2.4
Net loss on sale of businesses	2.6	16.3	-
Loss on the extinguishment of debt	-	-	18.1
Acquisition and divestiture expense	11.2	8.9	2.0
Pension expense (income) (non-service cost)	(3.0)	3.3	11.9
Non-controlling interest compensation allocations[1]	2.9	0.5	-
Impairment of indefinite-lived trademarks	16.1	7.9	-
Legal settlement - legacy matter	7.5	-	-
Amortization of the fair value adjustment to acquisition date inventory	3.0	-	-
Other	0.3	0.3	2.1
Adjusted EBITDA	$168.3	$169.4	$178.1

1 Non-controlling interest compensation allocation represents compensation expense associated with a portion of the rollover equity from the acquisitions of LeanTeq and Alluxa that is subject to reduction for certain types of employment terminations of the LeanTeq Executive Officers and the Alluxa Executive Officers, who were sellers, and is directly related to the terms of the respective acquisitions. This expense will continue to be recognized as compensation expense over the term of the put and call options associated with the acquisitions unless certain employment terminations have occurred.

Adjusted EBITDA as presented in the table above also represents the amount defined as "EBITDA" under the indenture governing the Senior Notes.